FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

Pre-close Trading Update for the half year ending 30 June 2005 and IFRS Transition Report

Highlights:

Pre-close Trading Update

•	The Group continues to perform well in the first half of 2005

•	Strong overall income growth

•	The Group’s efficiency programme remains to plan to deliver previously stated benefits

•	Overall credit metrics expected to remain stable

•	The integrations of Churchill, First Active and Charter One remain fully on track

•	Underlying profit growth remains broadly consistent with the comparable period

IFRS Transition Report

2004 IFRS restated results relative to UK GAAP:

2004 Restatement - retrospective basis

•	Income of £23,391 million, an increase of 3%

•	Profit before tax of £7,284 million, an increase of 5%

•	Basic adjusted earnings per share of 157.4p, an increase of 14%

•	Adjusted earnings per share of 170.2p, a reduction of 1%

2004 Restatement - proforma (retrospective and prospective basis)

•	Profit before tax, a reduction of around 5%

•	Basic earnings per share, an increase of around 10%

•	Adjusted earnings per share, a reduction of around 5%

Pre-close Trading Update

8 June 2005

Introduction

The Royal Bank of Scotland Group (‘RBS’) will be holding discussions with analysts and investors ahead of its close period for the half year ending 30 June 2005. This statement sets out the information that will be covered in those discussions.

Attached to this statement are RBS statutory results for 2004 restated under International Financial Reporting Standards (‘IFRS’). These reflect the IFRS standards which are required to be applied to 2004.

In addition, RBS results for 2005 will also be affected by IAS 32, IAS 39 and IFRS 4, which have been implemented from 1 January 2005. The comments in this statement are based on underlying trends as if IFRS had applied in full to our results for both 2004 and 2005. Proforma guidance on this basis is also included in the attachment to this statement.

Summary

RBS has continued to perform well in the first half of 2005. Highlights of our interim results for 2005 are expected to include continued strong organic growth in income, stable overall credit metrics and the delivery of expected benefits from recent acquisitions.

Income and Margins

Overall organic income growth remains strong, most notably in Citizens and Corporate Banking and Financial Markets, tempered by a lower rate of income growth in our UK Retail Markets business. UK Retail Markets, comprising Retail Banking, Retail Direct and Wealth Management have, as anticipated at the time of our 2004 results presentation in February, seen a degree of transition in consumer behaviour away from unsecured lending which has reduced our growth in income from this source. The impact upon the Group is however limited, as unsecured lending to UK consumers accounted for less than 10% of our income in 2004.

The Group’s net interest margin is expected to be lower primarily as a result of changes in the business mix, including relatively strong growth in mortgages and large corporate lending, coupled with lower growth in unsecured personal lending.

Non-interest income has continued to grow, reflecting higher insurance premium income, higher corporate banking fee income and higher dealing profits. RBS Insurance has continued to increase its income, despite pressure on premium pricing in motor insurance reflecting very competitive conditions.

Expenses

The Group’s efficiency programme remains on track to deliver the anticipated benefits, and whilst the Group cost:income ratio will marginally increase in absolute terms as a result of the application of IFRS and the acquisition of Charter One, the underlying trajectory is comparable to that on a UK GAAP basis.

Credit Quality and Provisions

Overall credit metrics are expected to have remained stable. Total provisions are expected to be higher than in 2004, but the increase is expected to be below the increase in average loans and advances. Provisions in UK Retail Markets have risen, reflecting both growth in lending and increased credit card arrears which, whilst higher than the historically low levels seen in recent years, remain within normal parameters. Citizens’ credit metrics remain strong, and Corporate Banking and Financial Markets provision charges are expected to reduce.

Integration Activity

The integrations of Churchill, First Active and Charter One remain fully on track. In each case important stages in the IT conversion have been completed successfully and we remain confident that we shall be able to deliver the expected transaction benefits.

Profit

Strong overall income growth, coupled with our cost:income ratio and stable credit quality, is expected to produce underlying growth in profit before tax broadly consistent with that reported for the comparable period last year.

International Financial Reporting Standards

Following resolution of the uncertainties surrounding the interpretation of IAS 39 which we referred to at the time of our last IFRS update – in particular, in relation to impairment and hedging – we estimate that the total impact on our 2004 adjusted earnings per share (before goodwill amortisation and integration costs), had all IFRS applied, would have been a reduction of around 5% relative to UK GAAP. We expect a similar impact on 2005 IFRS adjusted earnings per share relative to UK GAAP earnings.

Sir Fred Goodwin, Group Chief Executive, commented:

“The Group continues to make good progress and, while the adoption of IFRS will make interpretation of the trends in results generally more challenging this year, the underlying strength of our business performance should be readily apparent when we publish our interim results.”

CONTACTS

Sir Fred Goodwin	Group Chief Executive	0131 523 2003

Fred Watt	Group Finance Director	0131 523 2028

Richard O’Connor	Head of Investor Relations	0131 523 5103

0207 672 1758

For media enquiries

Howard Moody	Group Director, Communications	0131 523 2056

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS’s future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors risks and uncertainties are discussed in RBS’s SEC filings, including, but not limited to, RBS’s report on Form 6-K containing this announcement and certain sections of RBS’s Annual Report on Form 20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

INTRODUCTION

In June 2002, the European Union (‘the EU’) adopted a regulation that requires, from 1 January 2005, listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) adopted by the EU.

As part of the process of moving to reporting under IFRS the Group is required to restate statutory comparative figures for 2004 on the basis only of the standards applicable at that time. Section 2 of this document contains such restatement of the 2004 results and the auditors’ report thereon is set out on page 67.

A number of significant new standards are to be applied with prospective effect from 1 January 2005, and to facilitate comparisons with our 2005 results in due course, an overview of the impact on our 2004 results on a proforma basis of all new standards is included on pages 3 and 4.

Sections 3 and 4 of the document provide further analysis of the impact of IAS 32, IAS 39 and IFRS 4 and of the provisional accounting policies of the Group under IFRS together with an explanation of the differences between UK GAAP and IFRS accounting policies.

The UK GAAP data included in this announcement are as published by the Group in respect of its interim and full year 2004 results save for restatements of divisional results reflecting the transfer of businesses between divisions and the reallocation of pension costs to divisions from the Group Centre. These have no effect on the Group’s results.

The information in this announcement is based on IFRS expected to be applicable at 31 December 2005. IFRS currently in issue, and adopted by the EU, are subject to interpretation issued from time to time by the International Financial Reporting Interpretation Committee. Further IFRS or interpretations may be issued during 2005, which may also be applicable for 2005. In addition, as market practice develops in respect of IFRS, alternative interpretations and applications of IFRS may result.

OVERVIEW OF THE IMPACT OF IFRS

The following provides an overview of the impact of all IFRS on the reported results of the Group on a proforma basis.

RESULTS

Income, expenses and impairment are affected by rules on recognition and timing that are different to those followed under UK GAAP. While these do not change the economics or cash flows of a transaction, they affect the level of reported operating profit (profit before goodwill and integration costs), profit before tax and earnings per share in any single period.

In addition, within the income statement, certain items are now reported on a different line to that under UK GAAP. For example, the coupon payment on the majority of the Group’s preference shares, which are tier one capital instruments, now appear “above the line” within interest paid in net interest income. While this will reduce reported operating profit and profit before tax, it has no effect on earnings per share.

Similarly, goodwill is no longer amortised. This increases reported profit before tax and basic earnings per share but has no impact on operating profit and adjusted earnings per share. The Group has for many years excluded goodwill amortisation from both of these measures.

The estimated impact of the full implementation of IFRS (retrospective and prospective adjustments) on reported measures, subject to any further changes to the standards or their interpretation, is as follows:

Adjusted earnings per share - a reduction of around 5% from that reported under UK GAAP, representing the application of the new rules on recognition and timing.

Basic earnings per share - an increase of around 10% with the impact of recognition and timing more than offset by goodwill no longer being amortised.

Profit before tax - a reduction of around 5%, representing the impact of the items affecting operating profit (above) in part offset by goodwill no longer being amortised.

BALANCE SHEET

Application of IFRS also affects the reported balance sheet of the Group. In addition new regulatory treatments apply to the calculation of Tier 1 and Total Capital.

As a result of the restatement of the Group’s 2004 results under IFRS and with the impact of IAS 32, IAS 39 and IFRS 4 also included, the effect on shareholders’ funds and regulatory capital of the Group is as follows:

Regulatory Capital Ratios

	Shareholders’ Funds	Tier 1 Capital	Total Capital
Reported under UK GAAP	£31.9bn	7.0%	11.7%
At 31 December 2004
Reported under IFRS	£29.9bn	6.7%	11.6%
At 1 January 2005

The analysis of the impact on shareholders’ funds is shown on page 46; an analysis of and the movement on capital ratios is shown on page 47.

SECTION 2

2004 Results

The financial information on pages 6 to 40 includes retrospective adjustments only and does not reflect the effects of IAS 32, IAS 39 and IFRS 4.

RESULTS SUMMARY

	Year ended 31 December 2004		Half year ended 30 June 2004
	IFRS £m	UK GAAP £m	IFRS £m	UK GAAP £m
Total income	23,391	22,754	11,192	10,964

Operating expenses*	9,797	9,662	4,697	4,639

Operating profit before provisions*	9,334	9,612	4,505	4,602

Profit before tax, intangibles amortisation and integration costs	7,849	8,101	3,767	3,851

Intangibles amortisation	45	915	4	413

Integration costs	520	269	178	57

Profit before tax	7,284	6,917	3,585	3,381

Cost:income ratio**	40.0%	40.8%	40.1%	40.6%

Basic earnings per ordinary share	157.4p	138.0p	79.7p	69.9p

Adjusted earnings per ordinary share***	170.2p	172.5p	83.9p	84.4p

*	excluding intangibles amortisation and integration costs.
**	the cost:income ratio is based on operating expenses excluding amortisation of purchased intangibles and integration costs, and after netting operating lease depreciation against rental income.
***	adjusted earnings per ordinary share is based on earnings adjusted for amortisation of purchased intangibles and integration costs.

The IFRS results shown above exclude the effects of IAS 32, IAS 39 and IFRS 4.

FINANCIAL REVIEW

The Group’s 2004 results have been prepared in accordance with IFRS. As permitted by IFRS 1, they do not reflect the effects of IAS 32, IAS 39 and IFRS 4. The commentary set out below explains the effect of IFRS as applied on a retrospective basis to the full year 2004 results.

Income

Total income was £23,391 million, an increase of £637 million, 3% compared with £22,754 million under UK GAAP. Income in Retail Banking benefited by £798 million from the consolidation of the life assurance business on a line-by-line basis rather than the recognition of the change in embedded value as a single amount in other operating income. Insurance net premium income in RBS Insurance increased by £109 million due to proportional consolidation of Linea Directa, our joint venture in Spain. These were partially offset by a reduction in income due to the fact that TPF is proportionately consolidated under IFRS, and the transfer of the net return on pension fund to operating expenses.

Operating expenses

Operating expenses, excluding amortisation of purchased intangibles and integration costs, were £9,797 million, 1% or £135 million higher than under UK GAAP. The increase was principally due to operating expenses of the life assurance business (£106 million), share based payments (£36 million), amortisation of capitalised software development costs (£27 million) and leasing (£49 million). These were partially offset by the reduction in pension costs reflecting the net return on pension fund.

Claims

Under IFRS, net insurance claims were £780 million or 22% higher at £4,260 million, reflecting the line-by-line consolidation of the life assurance business and the proportional consolidation of Linea Directa.

Provisions

Provisions were £1,485 million, £26 million, 2% lower due to the proportional consolidation of TPF.

Purchased intangibles amortisation

The amortisation of intangible assets was £870 million lower at £45 million. Under IFRS goodwill is not amortised; instead it is tested annually for impairment. The Group’s purchased intangible assets include core deposit intangibles and mortgage servicing rights. These are being amortised over their expected economic lives.

Integration costs

Integration costs at £520 million were £251 million higher than reported under UK GAAP. The increase reflects the amortisation of capitalised software developed in respect of the integration of NatWest. Under IFRS, the costs of internally developed software are capitalised and amortised over their useful economic life; under the Group’s UK GAAP accounting policy these costs were written off as incurred. The total integration costs relating to the acquisition of NatWest are unchanged. The change in accounting policy on software under IFRS results in such costs being recognised in different accounting periods than under UK GAAP.

Profit

Profit before tax was £7,284 million, £367 million, 5% higher than £6,917 million reported under UK GAAP. This reflects the fact that although profit before tax, intangibles amortisation and integration costs was 3%, £252 million lower at £7,849 million, this reduction is more than offset by non amortisation of goodwill.

FINANCIAL REVIEW (continued)

Earnings and dividends

Basic earnings per ordinary share were 157.4p compared with 138.0p under UK GAAP. The increase of 14% or 19.4p per ordinary share is mainly due to non-amortisation of goodwill. Earnings per share adjusted for the amortisation of purchased intangibles and integration costs were 1% or 2.3p per ordinary share lower at 170.2p compared with 172.5p reflecting the impact of the retrospective adjustments on recognition and timing described above.

The appropriation for ordinary dividends was £249 million less than under UK GAAP. Under IFRS, dividends are recognised only when paid or approved by shareholders.

Balance sheet

Total assets at 31 December 2004 increased by £4.7 billion under IFRS, principally as a result of the consolidation of special purpose entities established to facilitate customer transactions (£5.0 billion), the non-amortisation of goodwill (£0.9 billion) and the capitalisation of software development costs (£0.6 billion) partially offset by the proportionate consolidation of TPF (£1.4 billion) and a reduction of £0.3 billion due to the changes in accounting for operating and finance leases.

Note

The information in this announcement is based on IFRS expected to be applicable at 31 December 2005. Further IFRS or interpretations may be issued during 2005, which may also be applicable for 2005. In addition, as market practice develops in respect of IFRS, alternative interpretations and applications of IFRS may result.

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	9,208	(137)	9,071

Non-interest income (excluding insurance premium income)	8,602	71	8,673
Insurance net premium income	4,944	703	5,647

Non-interest income	13,546	774	14,320

Total income	22,754	637	23,391
Operating expenses	9,662	135	9,797

Profit before other operating charges	13,092	502	13,594
Insurance net claims	3,480	780	4,260

Operating profit before provisions	9,612	(278)	9,334
Provisions	1,511	(26)	1,485

Profit before tax, intangible assets amortisation and integration costs	8,101	(252)	7,849
Amortisation of purchased intangible assets	915	(870)	45
Integration costs	269	251	520

Profit on ordinary activities before tax	6,917	367	7,284
Tax on profit on ordinary activities	2,155	(160)	1,995

Profit for period	4,762	527	5,289
Minority interests	(250)	73	(177)
Preference dividends	(256)	—	(256)

Profit attributable to ordinary shareholders	4,256	600	4,856

Ordinary dividends	1,837	(249)	1,588

Basic earnings per ordinary share (Note 1 on page 40)	138.0p	19.4p	157.4p

Adjusted earnings per ordinary share (Note 1 on page 40)	172.5p	(2.3p )	170.2p

The IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4 are analysed on page 33.

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	4,378	(67)	4,311

Non-interest income (excluding insurance premium income)	4,170	5	4,175
Insurance net premium income	2,416	290	2,706

Non-interest income	6,586	295	6,881

Total income	10,964	228	11,192
Operating expenses	4,639	58	4,697

Profit before other operating charges	6,325	170	6,495
Insurance net claims	1,723	267	1,990

Operating profit before provisions	4,602	(97)	4,505
Provisions	751	(13)	738

Profit before tax, intangible assets amortisation and integration costs	3,851	(84)	3,767
Amortisation of purchased intangible assets	413	(409)	4
Integration costs	57	121	178

Profit on ordinary activities before tax	3,381	204	3,585
Tax on profit on ordinary activities	1,048	(61)	987

Profit for period	2,333	265	2,598
Minority interests	(111)	30	(81)
Preference dividends	(116)	—	(116)

Profit attributable to ordinary shareholders	2,106	295	2,401

Ordinary dividends	529	530	1,059

Basic earnings per ordinary share (Note 1 on page 40)	69.9p	9.8p	79.7p

Adjusted earnings per ordinary share (Note 1 on page 40)	84.4p	(0.5p )	83.9p

The IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4 are analysed on page 34.

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2004

	UK GAAP £m	Effect of IFRS £m	IFRS £m
Assets
Cash and balances at central banks	4,293	—	4,293
Items in the course of collection from other banks	2,629	—	2,629
Treasury bills and other eligible bills	6,110	—	6,110
Loans and advances to banks	58,260	184	58,444
Loans and advances to customers	345,469	1,782	347,251
Debt securities	91,211	2,697	93,908
Equity shares	2,960	1,763	4,723
Intangible fixed assets	17,576	1,666	19,242
Property, plant and equipment	16,294	134	16,428
Settlement balances	5,682	—	5,682
Other assets	22,255	183	22,438
Prepayments and accrued income	6,928	46	6,974
Long-term assurance assets	3,800	(3,800)	—

Total assets	583,467	4,655	588,122

Liabilities
Deposits by banks	99,081	—	99,081
Items in the course of transmission to other banks	802	—	802
Customer accounts	285,062	(1,747)	283,315
Debt securities in issue	58,960	5,039	63,999
Settlement balances and short positions	32,990	—	32,990
Other liabilities	26,152	(1,368)	24,784
Accruals and deferred income	15,588	459	16,047
Post-retirement benefit liabilities	1,901	1,039	2,940
Provisions for liabilities and charges
- deferred taxation liabilities	2,873	(812)	2,061
- other provisions	198	4,142	4,340
Subordinated liabilities	20,366	—	20,366
Minority interests	3,829	(337)	3,492
Shareholders’ funds	31,865	2,040	33,905
Long-term assurance liabilities	3,800	(3,800)	—

Total liabilities	583,467	4,655	588,122

The IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4 are analysed on page 37.

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2004 (unaudited)

	UK GAAP £m	Effect of IFRS £m	IFRS £m
Assets
Cash and balances at central banks	3,140	17	3,157
Items in the course of collection from other banks	3,149	—	3,149
Treasury bills and other eligible bills	6,902	—	6,902
Loans and advances to banks	60,152	191	60,343
Loans and advances to customers	290,154	1,451	291,605
Debt securities	89,813	2,211	92,024
Equity shares	2,315	1,695	4,010
Intangible fixed assets	13,589	1,231	14,820
Property, plant and equipment	14,866	243	15,109
Settlement balances	10,288	—	10,288
Other assets	14,424	233	14,657
Prepayments and accrued income	5,943	41	5,984
Long-term assurance assets	3,531	(3,531)	—

Total assets	518,266	3,782	522,048

Liabilities
Deposits by banks	84,120	3	84,123
Items in the course of transmission to other banks	996	—	996
Customer accounts	253,949	(1,585)	252,364
Debt securities in issue	51,721	3,838	55,559
Settlement balances and short positions	38,058	—	38,058
Other liabilities	17,301	76	17,377
Accruals and deferred income	13,862	237	14,099
Post-retirement benefit liabilities	1,490	618	2,108
Provisions for liabilities and charges
- deferred taxation liabilities	2,097	(359)	1,738
- other provisions	217	3,818	4,035
Subordinated liabilities	17,832	—	17,832
Minority interests	2,685	(348)	2,337
Shareholders’ funds	30,407	1,015	31,422
Long-term assurance liabilities	3,531	(3,531)	—

Total liabilities	518,266	3,782	522,048

The IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4 are analysed on page 38.

CONSOLIDATED OPENING BALANCE SHEET

AT 1 JANUARY 2004

	UK GAAP £m	Effect of IFRS £m	IFRS £m
Assets
Cash and balances at central banks	3,822	—	3,822
Items in the course of collection from other banks	2,501	—	2,501
Treasury bills and other eligible bills	4,846	—	4,846
Loans and advances to banks	51,891	1,011	52,902
Loans and advances to customers	252,531	662	253,193
Debt securities	79,949	1,199	81,148
Equity shares	2,300	1,745	4,045
Intangible fixed assets	13,131	896	14,027
Property, plant and equipment	13,927	320	14,247
Settlement balances	2,857	—	2,857
Other assets	17,807	247	18,054
Prepayments and accrued income	5,309	32	5,341
Long-term assurance assets	3,557	(3,557)	—

Total assets	454,428	2,555	456,983

Liabilities
Deposits by banks	67,323	—	67,323
Items in the course of transmission to other banks	958	—	958
Customer accounts	236,963	(1,497)	235,466
Debt securities in issue	41,016	3,129	44,145
Settlement balances and short positions	21,369	—	21,369
Other liabilities	20,584	(1,019)	19,565
Accruals and deferred income	13,155	404	13,559
Post-retirement benefit liabilities	1,445	591	2,036
Provisions for liabilities and charges
- deferred taxation liabilities	2,036	(300)	1,736
- other provisions	213	3,882	4,095
Subordinated liabilities	16,998	—	16,998
Minority interests	2,713	(321)	2,392
Shareholders’ funds	26,098	1,243	27,341
Long-term assurance liabilities	3,557	(3,557)	—

Total liabilities	454,428	2,555	456,983

The IFRS adjustments excluding IAS 32, IAS 39 and IFRS 4 are analysed on page 39.

DIVISIONAL PERFORMANCE

The contribution of each division before amortisation of purchased intangibles and integration costs and, where appropriate, Manufacturing costs is detailed below.

Year ended 31 December 2004	UK GAAP £m	Effect of IFRS £m	IFRS £m
Corporate Banking and Financial Markets	4,350	(106)	4,244
Retail Banking	3,220	(8)	3,212
Retail Direct	964	(115)	849
Manufacturing	(2,546)	27	(2,519)
Wealth Management	374	(17)	357
RBS Insurance	862	1	863
Ulster Bank	450	(2)	448
Citizens	1,061	—	1,061
Central items	(634)	(32)	(666)

Profit before amortisation of purchased intangibles and integration costs	8,101	(252)	7,849

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Corporate Banking and Financial Markets	2,081	(19)	2,062
Retail Banking	1,613	(13)	1,600
Retail Direct	447	(44)	403
Manufacturing	(1,227)	16	(1,211)
Wealth Management	188	(5)	183
RBS Insurance	395	(1)	394
Ulster Bank	212	(1)	211
Citizens	430	—	430
Central items	(288)	(17)	(305)

Profit before amortisation of purchased intangibles and integration costs	3,851	(84)	3,767

As set out on pages 71 to 73, 2004 results have been restated to reflect the transfers of businesses between divisions.

CORPORATE BANKING AND FINANCIAL MARKETS

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income excluding funding cost of rental assets	3,040	(41)	2,999
Funding cost of rental assets	(414)	—	(414)

Net interest income	2,626	(41)	2,585

Fees and commissions receivable	1,762	(25)	1,737
Fees and commissions payable	(277)	23	(254)
Dealing profits (before associated direct costs)	1,895	—	1,895
Income on rental assets	1,282	—	1,282
Other operating income	381	55	436

Non-interest income	5,043	53	5,096

Total income	7,669	12	7,681

Direct expenses
- staff costs	1,708	5	1,713
- other	421	40	461
- operating lease depreciation	610	73	683

	2,739	118	2,857

Contribution before provisions	4,930	(106)	4,824
Provisions	580	—	580

Contribution	4,350	(106)	4,244

Contribution at £4,244 million, is £106 million or 2% lower than under UK GAAP. The reduction principally reflects the changes in accounting for finance and operating leases, fees eliminated on consolidation of special purpose entities and the timing difference created by amortisation of internally developed software which was previously written off as incurred under the Group’s UK GAAP accounting policy.

CORPORATE BANKING AND FINANCIAL MARKETS

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income excluding funding cost of rental assets	1,465	(18)	1,447
Funding cost of rental assets	(197)	—	(197)

Net interest income	1,268	(18)	1,250

Fees and commissions receivable	825	—	825
Fees and commissions payable	(137)	11	(126)
Dealing profits (before associated direct costs)	1,025	—	1,025
Income on rental assets	618	—	618
Other operating income	160	31	191

Non-interest income	2,491	42	2,533

Total income	3,759	24	3,783

Direct expenses
- staff costs	846	(16)	830
- other	214	19	233
- operating lease depreciation	303	40	343

	1,363	43	1,406

Contribution before provisions	2,396	(19)	2,377
Provisions	315	—	315

Contribution	2,081	(19)	2,062

RETAIL BANKING

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	3,123	(47)	3,076
Insurance net premium income	—	594	594
Other non-interest income	1,657	252	1,909

Total income	4,780	799	5,579

Direct expenses
- staff costs	910	54	964
- other	261	51	312

	1,171	105	1,276

Insurance net claims	—	702	702

Contribution before provisions	3,609	(8)	3,601
Provisions	389	—	389

Contribution	3,220	(8)	3,212

Contribution at £3,212 million is £8 million lower.

Virtually all of the IFRS adjustments arise from the consolidation of the life assurance business on a line-by-line basis. As a result, net interest income decreased by £47 million and non-interest income increased by £846 million. Staff costs and other costs increased by £54 million and £51 million respectively. Insurance net claims, which represent payments under assurance contracts, were £702 million.

RETAIL BANKING

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	1,520	(21)	1,499
Insurance net premium income	—	242	242
Other non-interest income	829	48	877

Total income	2,349	269	2,618

Direct expenses
- staff costs	440	31	471
- other	110	20	130

	550	51	601

Insurance net claims	—	231	231

Contribution before provisions	1,799	(13)	1,786
Provisions	186	—	186

Contribution	1,613	(13)	1,600

RETAIL DIRECT

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	851	(69)	782
Non-interest income	1,134	(139)	995

Total income	1,985	(208)	1,777

Direct expenses
- staff costs	247	2	249
- other	434	(68)	366

	681	(66)	615

Contribution before provisions	1,304	(142)	1,162
Provisions	340	(27)	313

Contribution	964	(115)	849

Contribution at £849 million is £115 million, 12%, lower due principally to the proportionate consolidation of Tesco Personal Finance (‘TPF’). The change in the accounting treatment of TPF does not affect the profit attributable to ordinary shareholders as there is a commensurate reduction in minority interests.

RETAIL DIRECT

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	415	(37)	378
Non-interest income	530	(59)	471

Total income	945	(96)	849

Direct expenses
- staff costs	121	(3)	118
- other	220	(36)	184

	341	(39)	302

Contribution before provisions	604	(57)	547
Provisions	157	(13)	144

Contribution	447	(44)	403

MANUFACTURING

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Staff costs	870	(144)	726
Other costs	1,676	117	1,793

Total manufacturing costs	2,546	(27)	2,519

Total manufacturing costs were £2,519 million, £27 million or 1% lower.

The charge for amortisation of software development costs is lower than the amounts expensed under the Group’s UK GAAP accounting policy. Staff costs are reduced as amounts are capitalised while other costs are increased due to the amortisation charge.

MANUFACTURING

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Staff costs	432	(81)	351
Other costs	795	65	860

Total manufacturing costs	1,227	(16)	1,211

WEALTH MANAGEMENT

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	403	—	403
Non-interest income	370	1	371

Total income	773	1	774

Expenses
- staff costs	262	—	262
- other	119	16	135

	381	16	397

Contribution before provisions	392	(15)	377
Provisions	18	2	20

Contribution	374	(17)	357

Contribution at £357 million is £17 million or 5% lower principally due to the amortisation of software development costs.

WEALTH MANAGEMENT

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	197	—	197
Non-interest income	173	—	173

Total income	370	—	370

Expenses
- staff costs	123	—	123
- other	57	5	62

	180	5	185

Contribution before provisions	190	(5)	185
Provisions	2	—	2

Contribution	188	(5)	183

RBS INSURANCE

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Earned premiums	5,357	150	5,507
Reinsurers’ share	(413)	(41)	(454)

Insurance premium income	4,944	109	5,053
Net fees and commissions	(488)	7	(481)
Other income	478	(11)	467

Total income	4,934	105	5,039

Expenses
- staff costs	293	11	304
- other	299	15	314

	592	26	618

Gross claims	3,724	102	3,826
Reinsurers’ share	(244)	(24)	(268)

Net claims	3,480	78	3,558

Contribution	862	1	863

Contribution at £863 million was £1 million higher. The increases in income, expenses and gross claims reflect the proportionate consolidation of Linea Directa.

RBS INSURANCE

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Earned premiums	2,631	70	2,701
Reinsurers’ share	(215)	(21)	(236)

Insurance premium income	2,416	49	2,465
Net fees and commissions	(210)	4	(206)
Other income	213	(4)	209

Total income	2,419	49	2,468

Expenses
- staff costs	152	5	157
- other	149	8	157

	301	13	314

Gross claims	1,827	50	1,877
Reinsurers’ share	(104)	(13)	(117)

Net claims	1,723	37	1,760

Contribution	395	(1)	394

ULSTER BANK

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	550	—	550
Non-interest income	193	—	193

Total income	743	—	743

Expenses
- staff costs	176	—	176
- other	77	2	79

	253	2	255

Contribution before provisions	490	(2)	488
Provisions	40	—	40

Contribution	450	(2)	448

Contribution at £448 million was £2 million lower due to the amortisation of software development costs.

ULSTER BANK

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	256	—	256
Non-interest income	95	—	95

Total income	351	—	351

Expenses
- staff costs	86	—	86
- other	35	1	36

	121	1	122

Contribution before provisions	230	(1)	229
Provisions	18	—	18

Contribution	212	(1)	211

CITIZENS

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	1,594	—	1,594
Non-interest income	652	—	652

Total income	2,246	—	2,246

Expenses
- staff costs	572	—	572
- other	496	—	496

	1,068	—	1,068

Contribution before provisions	1,178	—	1,178
Provisions	117	—	117

Contribution	1,061	—	1,061

The implementation of IFRS, other than IAS 32 and IAS 39, has not affected Citizens’ contribution.

CITIZENS

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Net interest income	666	—	666
Non-interest income	255	—	255

Total income	921	—	921

Expenses
- staff costs	246	—	246
- other	190	—	190

	436	—	436

Contribution before provisions	485	—	485
Provisions	55	—	55

Contribution	430	—	430

CENTRAL ITEMS

Year ended 31 December 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Funding costs	267	—	267
Departmental and corporate costs	367	32	399

Total Central items	634	32	666

Total central items were £666 million, an increase of £32 million, or 5% reflecting the cost of share based payments. Under IFRS, the fair value of employee options at the date of grant is expensed on a straight line basis over the vesting period. UK GAAP did not require the recognition of the cost of stock options.

CENTRAL ITEMS

Half year ended 30 June 2004 (unaudited)	UK GAAP £m	Effect of IFRS £m	IFRS £m
Funding costs	113	—	113
Departmental and corporate costs	175	17	192

Total Central items	288	17	305

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Year ended 31 December 2004

Group	Property, including investment property £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total £m
Net interest income	(21)	(18)	(70)	4	(1)	16	—	—	(47)	—	—	(137)
Non-interest income	22	27	(138)	25	(29)	—	—	(85)	251	—	(2)	71
Insurance net premium income	—	—	—	109	—	—	—	—	594	—	—	703
Total income	1	9	(208)	138	(30)	16	—	(85)	798	—	(2)	637
Operating expenses	5	49	(74)	74	2	27	36	(83)	106	(5)	(2)	135
Insurance net claims	—	—	—	78	—	—	—	—	702	—	—	780
Operating profit before provisions	(4)	(40)	(134)	(14)	(32)	(11)	(36)	(2)	(10)	5	—	(278)
Provisions	—	—	(27)	—	1	—	—	—	—	—	—	(26)
Profit before intangibles amortisation and integration costs	(4)	(40)	(107)	(14)	(33)	(11)	(36)	(2)	(10)	5	—	(252)
Intangible assets amortisation	—	—	—	—	—	—	—	—	—	(870)	—	(870)
Integration costs	—	—	—	—	—	251	—	—	—	—	—	251
Profit before tax	(4)	(40)	(107)	(14)	(33)	(262)	(36)	(2)	(10)	875	—	367

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Half year ended 30 June 2004 (unaudited)

Group	Property, including investment property £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total £m
Net interest income	(11)	(6)	(37)	2	—	6	—	—	(21)	—	—	(67)
Non-interest income	9	17	(59)	14	(1)	—	—	(24)	47	—	2	5
Insurance net premium income	—	—	—	49	—	—	—	—	242	—	(1)	290
Total income	(2)	11	(96)	65	(1)	6	—	(24)	268	—	1	228
Operating expenses	(2)	29	(38)	28	—	(4)	15	(23)	52	—	1	58
Insurance net claims	—	—	—	37	—	—	—	—	231	—	(1)	267
Operating profit before provisions	—	(18)	(58)	—	(1)	10	(15)	(1)	(15)	—	1	(97)
Provisions	—	—	(13)	—	—	—	—	—	—	—	—	(13)
Profit before intangibles amortisation and integration costs	—	(18)	(45)	—	(1)	10	(15)	(1)	(15)	—	1	(84)
Intangible assets amortisation	—	—	—	—	—	—	—	—	—	(409)	—	(409)
Integration costs	—	—	—	—	—	121	—	—	—	—	—	121
Profit before tax	—	(18)	(45)	—	(1)	(111)	(15)	(1)	(15)	409	1	204

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Divisional analysis

Year ended 31 December 2004	Property, including investment property £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total £m
Corporate Banking and Financial Markets	—	(39)	—	(14)	(31)	(21)	—	—	—	—	(1)	(106)
Retail Banking	—	—	—	—	—	1	—	—	(9)	—	—	(8)
Retail Direct	—	—	(107)	—	(1)	(7)	—	—	—	—	—	(115)
Manufacturing	—	—	—	—	—	27	—	—	—	—	—	27
Wealth Management	—	(1)	—	—	(1)	(15)	—	—	—	—	—	(17)
RBS Insurance	(4)	—	—	—	—	6	—	—	(1)	—	—	1
Ulster Bank	—	—	—	—	—	(2)	—	—	—	—	—	(2)
Citizens	—	—	—	—	—	—	—	—	—	—	—	—
Central items	—	—	—	—	—	—	(36)	(2)	—	5	1	(32)
Profit before intangibles amortisation and integration costs	(4)	(40)	(107)	(14)	(33)	(11)	(36)	(2)	(10)	5	—	(252)
Intangible assets amortisation	—	—	—	—	—	—	—	—	—	(870)	—	(870)
Integration costs	—	—	—	—	—	251	—	—	—	—	—	251
Profit before tax	(4)	(40)	(107)	(14)	(33)	(262)	(36)	(2)	(10)	875	—	367

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Divisional analysis

Half year ended 30 June 2004 (unaudited)	Property, including investment property £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total £m
Corporate Banking and Financial Markets	—	(18)	—	—	(1)	—	—	—	—	—	—	(19)
Retail Banking	—	—		—	—	1	—	—	(14)	—	—	(13)
Retail Direct	—	—	(45)	—	—	—	—	—	—	1	—	(44)
Manufacturing	—	—	—	—	—	16	—	—	—	—	—	16
Wealth Management	—	—	—	—	—	(6)	—	—	—	1	—	(5)
RBS Insurance	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Ulster Bank	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Citizens	—	—	—	—	—	—	—	—	—	—	—	—
Central items	—	—	—	—	—	—	(15)	(1)	—	(2)	1	(17)
Profit before intangibles amortisation and integration costs	—	(18)	(45)	—	(1)	10	(15)	(1)	(15)	—	1	(84)
Intangible assets amortisation	—	—	—	—	—	—	—	—	—	(409)	—	(409)
Integration costs	—	—	—	—	—	121	—	—	—	—	—	121
Profit before tax	—	(18)	(45)	—	(1)	(111)	(15)	(1)	(15)	409	1	204

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

31 December 2004	Dividends £m	Income tax £m	Property, plant and equipment £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Total £m
Assets
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	—	—	—	—	(2)	—	—	—	—	—	—	186	—	184
Loans and advances to customers	—	—	—	(132)	(1,340)	(41)	4,554	—	(449)	—	—	(810)	—	1,782
Debt securities	—	—	—	—	—	153	465	—	—	—	—	2,079	—	2,697
Equity shares	—	—	—	—	—	—	—	—	—	—	—	1,763	—	1,763
Intangible fixed assets	—	—	—	—	—	—	—	725	—	—	—	—	941	1,666
Property, plant and equipment	—	—	(60)	(153)	(8)	75	—	(168)	447	—	—	1	—	134
Settlement balances	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	(12)	—	34	25	—	—	—	(4)	216	(76)	183
Prepayments and accrued income	—	—	—	3	(12)	15	19	—	1	—	—	20	—	46
Long-term assurance assets	—	—	—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)

Total assets	—	—	(60)	(294)	(1,362)	236	5,063	557	(1)	—	(4)	(345)	865	4,655

Liabilities
Deposits by banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Items in the course of transmission to other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	—	—	—	—	(1,015)	—	—	—	—	—	—	(732)	—	(1,747)
Debt securities in issue	—	—	—	—	—	—	5,039	—	—	—	—	—	—	5,039
Settlement balances and short positions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,308)	—	—	6	(16)	31	(166)	—	—	—	—	85	—	(1,368)
Accruals and deferred income	—	—	—	19	(3)	198	214	—	—	20	—	11	—	459
Post-retirement benefit liabilities	—	—	—	—	—	14	—	—	—	—	1,025	—	—	1,039
Provisions for liabilities and charges
- deferred taxation liabilities	—	109	—	(90)	6	3	—	164	1	(6)	(1,008)	12	(3)	(812)
- other provisions	—	—	—	—	—	—	—	—	—	—	—	4,142	—	4,142
Subordinated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minority interests	—	—	—	—	(334)	—	—	6	—	—	—	(9)	—	(337)
Shareholders’ funds	1,308	(109)	(60)	(229)	—	(10)	(24)	387	(2)	(14)	(21)	(54)	868	2,040
Long-term assurance liabilities	—		—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)

Total liabilities	—	—	(60)	(294)	(1,362)	236	5,063	557	(1)	—	(4)	(345)	865	4,655

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

30 June 2004 (unaudited)	Dividends £m	Income tax £m	Property, plant and equipment £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Total £m
Assets
Cash and balances at central banks	—	—	—	—	—	—	1	—	—	—	—	16	—	17
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	—	—	—	—	(2)	—	75	—	—	—	—	118	—	191
Loans and advances to customers	—	—	—	(120)	(1,327)	(48)	3,949	—	(417)	—	—	(586)	—	1,451
Debt securities	—	—	—	—	—	123	89	—	—	—	—	1,999	—	2,211
Equity shares	—	—	—	—	—	—	—	—	—	—	—	1,695	—	1,695
Intangible fixed assets	—	—	—	—	—	—	—	822	—	—	—	(1)	410	1,231
Property, plant and equipment	—	—	—	(130)	(7)	79	—	(114)	415	—	—	—	—	243
Settlement balances	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	(23)	—	40	(8)	—	—	—	(3)	227	—	233
Prepayments and accrued income	—	—	—	—	(4)	15	16	—	1	—	—	13	—	41
Long-term assurance assets	—	—	—	—	—	—	—	—	—	—	—	(3,531)	—	(3,531)

Total assets	—	—	—	(273)	(1,340)	209	4,122	708	(1)	—	(3)	(50)	410	3,782

Liabilities
Deposits by banks	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Items in the course of transmission to other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	—	—	—	—	(990)	—		—	—	—	—	(595)	—	(1,585)
Debt securities in issue	—	—	—	—	—	—	3,838	—	—	—	—	—	—	3,838
Settlement balances and short positions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(529)	—	—	2	(27)	27	267	—	—	—	—	336	—	76
Accruals and deferred income	—	—	—	20	12	176	15	—	—	12	—	2	—	237
Post-retirement benefit liabilities	—	—	—	—	—	—	—	—	—	—	618	—	—	618
Provisions for liabilities and charges
- deferred taxation liabilities	—	109	—	(82)	7	6	—	209	—	(4)	(603)	(1)	—	(359)
- other provisions	—	—	—	—	—	—	—	—	—	—	—	3,818	—	3,818
Subordinated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minority interests	—	—	—	—	(342)	—		6	—	—	—	(12)	—	(348)
Shareholders’ funds	529	(109)	—	(213)	—	—	2	493	(1)	(8)	(18)	(70)	410	1,015
Long-term assurance liabilities	—	—	—	—	—	—	—	—	—	—	—	(3,531)	—	(3,531)

Total liabilities	—	—	—	(273)	(1,340)	209	4,122	708	(1)	—	(3)	(50)	410	3,782

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

1 January 2004	Dividends £m	Income tax £m	Property, plant and equipment £m	Leases £m	TPF £m	Other JVs £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Total £m
Assets
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	—	—	—	—	(2)	—	—	—	—	—	—	1,013	—	1,011
Loans and advances to customers	—	—	—	(147)	(1,310)	(55)	3,163	—	(448)	—	—	(541)	—	662
Debt securities	—	—	—	—	—	111	12	—	—	—	—	1,076	—	1,199
Equity shares	—	—	—	—	—	—	—	—	—	—	—	1,745	—	1,745
Intangible fixed assets	—	—	—	—	—	—	—	896	—	—	—	—	—	896
Property, plant and equipment	—	—	—	(127)	(7)	83	—	(78)	448	—	—	1	—	320
Settlement balances	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	49	—	—	—	—	(10)	208	—	247
Prepayments and accrued income	—	—	—	—	(4)	16	11	1	—	—	—	8	—	32
Long-term assurance assets	—	—	—	—	—	—	—	—	—	—	—	(3,557)	—	(3,557)

Total assets	—	—	—	(274)	(1,323)	204	3,186	819	—	—	(10)	(47)	—	2,555

Liabilities
Deposits by banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Items in the course of transmission to other banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	—	—	—	—	(1,002)	—		—	—	—	—	(495)	—	(1,497)
Debt securities in issue	—	—	—	—	—	—	3,129	—	—	—	—	—	—	3,129
Settlement balances and short positions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,059)	—	—	(8)	(23)	29	(156)	—	—	—	—	198	—	(1,019)
Accruals and deferred income	—	—	—	10	8	169	211	—	—	6	—	—	—	404
Post-retirement benefit liabilities	—	—	—	—	—	—	—	—	—	—	591	—	—	591
Provisions for liabilities and charges
- deferred taxation liabilities	—	109	—	(75)	7	6	—	243	—	(2)	(584)	(4)	—	(300)
- other provisions	—	—	—	—	—	—	—	—	—	—	—	3,882	—	3,882
Subordinated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minority interests	—	—	—	—	(313)	—	—	5	—	—	—	(13)	—	(321)
Shareholders’ funds	1,059	(109)	—	(201)	—	—	2	571	—	(4)	(17)	(58)	—	1,243
Long-term assurance liabilities	—	—	—	—	—	—	—	—	—	—	—	(3,557)	—	(3,557)

Total liabilities	—	—	—	(274)	(1,323)	204	3,186	819	—	—	(10)	(47)	—	2,555

NOTES ON 2004 RESULTS

1. IFRS Earnings per share

Earnings per share have been calculated based on the following:

	Full year 2004 £m	First half 2004 (unaudited) £m
Earnings
Profit attributable to ordinary shareholders	4,856	2,401
Add back dividends on dilutive convertible securities	66	—

Diluted earnings attributable to ordinary shareholders	4,922	2,401

Weighted average number of ordinary shares
In issue during the period	3,085	3,013
Effect of dilutive share options and convertible non-equity shares	73	18

Diluted weighted average number of ordinary shares during the period	3,158	3,031

Basic earnings per share	157.4p	79.7p
Intangibles amortisation	1.2p	0.1p
Integration costs	11.6p	4.1p

Adjusted earnings per share	170.2p	83.9p

Diluted earnings per share	155.9p	79.2p

2. Reconciliation of shareholders’ funds

	31 December 2004 £m	30 June 2004 £m	1 January 2004 £m
UK GAAP shareholders’ funds	31,865	30,407	26,098
Standards applicable to all periods:
Proposed dividend	1,308	529	1,059
Goodwill and other intangibles	865	410	—
Software development costs	551	702	814
Leasing	(319)	(295)	(276)
Share based payments	(20)	(12)	(6)
Other	(159)	(83)	(72)
Tax effect on above adjustments	(77)	(127)	(167)
Deferred tax	(109)	(109)	(109)

Shareholders’ funds under IFRS	33,905	31,422	27,341

SECTION 3

2005 Results

The financial information on pages 42 to 47 shows the effects of implementing IAS 32, IAS 39 and IFRS 4 on 1 January 2005. This therefore reflects all retrospective and prospective adjustments.

2005 results

The implementation of IFRS has had a limited effect on the Group’s restated results for 2004 and on its balance sheet as at 31 December 2004. However, the Group’s 2005 results will also be affected by IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ which the Group has implemented from 1 January 2005. The key aspects of these standards, which are expected to have a more significant effect on the Group, are discussed below.

Hedging – IAS 39 contains detailed criteria that must be met for derivatives to be accounted for as hedges and limits the circumstances in which hedge accounting is available. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. The Group has designated derivatives in both fair value and cash flow hedges. The Group, however, has not amended its overall approach to asset and liability management and its other hedging activities in the light of IFRS. It continues to use derivatives to hedge risk positions if economically beneficial even where hedge accounting conditions are not met. As IAS 39 requires all derivatives to be measured at fair value, such ‘economic hedges’ will introduce volatility into the Group’s results. Even where transactions qualify for hedge accounting, IAS 39 will give greater volatility than UK GAAP - in income from hedge ineffectiveness and in shareholders’ funds reflecting changes in the fair value of derivatives in cash flow hedges taken to equity.

Loan impairment – the significant change, on implementation of IAS 39, in the way loan losses are measured is the explicit requirement to discount expected recoveries. As a result provisions are higher initially but the difference between the discounted and undiscounted amounts emerges as interest income over the recovery period.

Effective interest - under UK GAAP, loan origination fees were recognised when received unless charged in lieu of interest. Interest income and expense were recognised on an accruals basis. IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. This GAAP difference results in certain lending fees being deferred over the life of the asset and changes the way interest is recognised to a constant yield basis.

Capital instruments – IAS 32 does not contain the UK GAAP concept of ‘non-equity shares’. Instruments that have the characteristics of debt must be classified as liabilities. As a result, most of the Group’s preference shares and non-equity minority interests have been reclassified as liabilities on implementation of IAS 32. For 2004, this reclassification would have increased interest expense by £402 million with a corresponding reduction in preference share dividends of £239 million and in non-equity minority interests of £126 million, net of tax of £37 million.

The changes in the classification of debt and equity instruments and in hedge accounting, loan impairment and effective interest calculations are expected to lead to a reduction in the Group’s profit before tax.

We estimate that the total impact on 2004 adjusted earnings per share, had all IFRS applied, would have been a reduction of around 5%. We expect a similar IFRS impact for 2005 relative to UK GAAP adjusted earnings per share.

Balance sheet and capital ratios at 1 January 2005

The implementation of all IFRS has resulted in an increase of £113 billion in the Group’s total assets and a reduction in shareholders’ funds of £892 million. The rules for offset under IFRS are more restrictive than those in UK GAAP. IAS 32’s criteria for a financial asset and financial liability to be offset include a requirement that the reporting entity must intend either to settle the asset and liability on a net basis or to realise the asset and settle the liability simultaneously. As a result there is significant gross up of assets and liabilities (£104 billion at 1 January 2005). In addition, there will be an increase in interest income and a corresponding increase in interest expense (but with no effect on net interest income).

The Group’s tier 1 capital ratio is 6.7% compared with 7.0% reported under UK GAAP; the total capital ratio is 11.6% compared with 11.7% under UK GAAP.

IFRS CONSOLIDATED OPENING BALANCE SHEET

AT 1 JANUARY 2005

	At 31 December 2004 £m	Effect of IAS 32/ IAS 39 £m	At 1 January 2005 £m
Assets
Cash and balances at central banks	4,293	—	4,293
Items in the course of collection from other banks	2,629	—	2,629
Treasury bills and other eligible bills	6,110	(1)	6,109
Loans and advances to banks	58,444	4,618	63,062
Loans and advances to customers	347,251	32,540	379,791
Debt securities	93,908	(62)	93,846
Equity shares	4,723	508	5,231
Intangible fixed assets	19,242	—	19,242
Property, plant and equipment	16,428	(3)	16,425
Settlement balances	5,682	—	5,682
Other assets	22,438	72,493	94,931
Prepayments and accrued income	6,974	(1,685)	5,289

Total assets	588,122	108,408	696,530

Liabilities
Deposits by banks	99,081	6,143	105,224
Items in the course of transmission to other banks	802	—	802
Customer accounts	283,315	28,852	312,167
Debt securities in issue	63,999	1,125	65,124
Settlement balances and short positions	32,990	164	33,154
Other liabilities	24,784	73,467	98,251
Accruals and deferred income	16,047	(1,775)	14,272
Post-retirement benefit liabilities	2,940	—	2,940
Provisions for liabilities and charges
- deferred taxation liabilities	2,061	(235)	1,826
- other provisions	4,340	47	4,387
Subordinated liabilities	20,366	7,044	27,410
Minority interests	3,492	(2,541)	951
Shareholders’ funds	33,905	(3,883)	30,022

Total liabilities	588,122	108,408	696,530

ANALYSIS OF IAS 32, IAS 39 AND IFRS 4 IFRS ADJUSTMENTS

1 January 2005	Offset £m	Other IAS 39 £m	Debt/ equity £m	Classification/ measurement £m	Embedded derivatives £m	Provisioning & impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Insurance contracts £m	Other £m	Total £m
Assets
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	(1)	—	—	—	—	—	—	—	(1)
Loans and advances to banks	4,425	165	—	—	—	—	4	—	—	23	1	4,618
Loans and advances to customers	28,566	162	—	(31)	—	(82)	518	4,022	(615)	—	—	32,540
Debt securities	—	678	—	(241)	—	—	50	(580)	—	31	—	(62)
Equity shares	—	—	—	507	—	—	—	—	—	—	1	508
Intangible fixed assets	—	—	—	—	—	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Settlement balances	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	71,476	—	—	(18)	114	—	734	302	—	(113)	(2)	72,493
Prepayments and accrued income	4	(1,005)	—	(1)	3	—	(593)	25	(90)	(29)	1	(1,685)

Total assets	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	1	108,408

Liabilities
Deposits by banks	4,425	207	—	—	—	—	10	1,501	—	—	—	6,143
Items in the course of transmission to other banks	—	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	28,566	160	—	(2)	(39)	—	(11)	177	—	—	1	28,852
Debt securities in issue	—	79	—	(25)	—	—	(1,060)	2,131	—	—	—	1,125
Settlement balances and short positions	—	164	—	—	—	—	—	—	—	—	—	164
Other liabilities	71,476	—	(60)	17	158	—	1,614	311	4	(53)	—	73,467
Accruals and deferred income	4	(1,052)	—	(4)	(2)	—	(651)	(181)	220	(109)	—	(1,775)
Post-retirement benefit liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Provisions for liabilities and charges
- deferred taxation liabilities	—	—	—	65	—	(24)	12	(51)	(283)	46	—	(235)
- other provisions										47	—	47
Subordinated liabilities	—	442	5,820	—	—	—	782	—	—	—	—	7,044
Minority interests	—	—	(2,493)	—	—	—	—	—	—	(48)	—	(2,541)
Shareholders’ funds	—	—	(3,267)	164	—	(58)	17	(119)	(649)	29	—	(3,883)

Total liabilities	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	1	108,408

RECONCILIATION OF SHAREHOLDERS’ FUNDS

31 December 2004 £m
UK GAAP shareholders’ funds	31,865
Standards applicable to all periods:
Proposed dividend	1,308
Goodwill and other intangibles	865
Software development costs	551
Leasing	(319)
Share based payments	(20)
Other	(159)
Tax effect on above adjustments	(77)
Deferred tax	(109)

Shareholders’ funds under IFRS	33,905

Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt	(3,192)
Revenue recognition	(932)
Derecognition	(170)
Securities	229
Other	(53)
Tax effect on cumulative IFRS adjustments	235

Shareholders’ funds under IFRS	30,022
Equity – minority interests	951

Equity under IFRS at 1 January 2005	30,973

REGULATORY RATIOS

The regulatory capital ratios for the Group at 1 January 2005 are set out below. These incorporate adjustments arising from the first time adoption of all IFRS, including IAS 32 and IAS 39 and have been computed in accordance with the FSA’s policy statement 05/5.

	UK GAAP	IFRS
Tier 1 capital (£ million)	22,694	21,612

Total capital (£ million)	37,758	37,679

Tier 1 capital ratio (%)	7.0	6.7

Total capital ratio (%)	11.7	11.6

An analysis of the movement in Tier 1 capital ratio is set out below.

		%
Tier 1 ratio: reported under UK GAAP at 31 December 2004		7.0
IFRS transitional adjustments	(0.40)
Non-specific provisions	(0.05)
Dividend	0.40
Pensions	(0.25)
		(0.3)
Tier 1 ratio: at 1 January 2005 under IFRS		6.7

SECTION 4

The bases of preparation of the IFRS results is shown on page 49.

The Group’s provisional IFRS accounting policies are set out on pages 50 to 58 of this Report.

A description of the key differences between UK GAAP and IFRS accounting policies is shown on pages 59 to 64.

The IFRS financial information has been examined by the Group’s auditors, Deloitte & Touche LLP, and their special purpose reports are set out on page 67 to 69.

Note

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2004 will be filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act

BASES OF PREPARATION

First time adoption of International Financial Reporting Standards (‘IFRS’)

The Group prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

The Group will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together ‘IFRS’). The standards applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board (‘IASB’) and endorsed by the European Union (or where there is a reasonable expectation of endorsement) as at 31 December 2005.

The EU has not endorsed IAS 39 as issued by the IASB. The EU has relaxed some of the hedging requirements and introduced a prohibition on the designation of non-trading financial liabilities at fair value through profit or loss. The Group has not applied the relaxed hedge accounting requirements nor has it designated any non-trading financial liabilities at fair value through profit or loss. The financial information in this announcement has therefore been prepared in accordance with all extant IFRS.

The IASB has proposed amendments to the fair value option in IAS 39. The EU is expected to accept these amendments and endorse later this year a revised standard that would permit, subject to certain restrictions, designation of non-trading financial liabilities at fair value through profit or loss. It is anticipated that the transitional arrangements for the revised fair value option will permit designation from 1 January 2005 for companies applying the standard for the first time from that date. If endorsed by the EU, the Group will consider, at that time, applying the fair value option in respect of certain issued structured notes which contain embedded derivatives.

As required by IFRS 1, the Group has applied IFRS expected to be extant at 31 December 2005 in preparing its preliminary consolidated financial statements with effect from 1 January 2004. As permitted by IFRS 1 the Group has not restated its 2004 profit and loss account and balance sheet for the standards relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4).

Further standards and interpretations may be issued that could be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but with an option for earlier adoption. The Group’s first annual financial statements under IFRS may, therefore, be prepared using different accounting policies than those used in preparing the financial information in this announcement. Furthermore, IFRS is currently being applied in the EU and other jurisdictions for the first time. It contains many new and revised standards, and practice in applying these standards and their interpretation is still developing. It should be noted therefore that the financial information included in this announcement is subject to change.

The relevant UK tax legislation has not yet been finalised and it is possible that the tax estimates included in this announcement will have to be revised as relevant elections are made in respect of the large number of UK companies in the Group.

PROVISIONAL ACCOUNTING POLICIES

1.	Adoption of International Financial Reporting Standards

The consolidated financial statements have, for the first time, been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1):

Business combinations – the Group has applied IFRS 3 ‘Business Combinations’ to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under previous GAAP (‘UK GAAP’), goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £2,391 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32, where the liability component was not outstanding at 1 January 2004. UK GAAP does not permit compound instruments to be separated between liability and equity components on issue.

PROVISIONAL ACCOUNTING POLICIES (continued)

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Share based payments – IFRS 2 ‘Share-based Payment’ has been applied to equity instruments granted after 7 November 2002.

Implementation of IAS 32, IAS 39 and IFRS 4 – as allowed by IFRS 1, the Group has not restated its 2004 consolidated income statements and balance sheets to comply with IAS 32, IAS 39 and IFRS 4.

In preparing the Group’s 2004 full year and half year consolidated income statements and balance sheets, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 59 to 64.

2.	Accounting convention

The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held for trading financial assets and financial liabilities, financial assets that are designated at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

3.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the holding company (The Royal Bank of Scotland Group plc) and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights.

On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4.	Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss is determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held for trading and financial assets designated as fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

5.	Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees’ service lives.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6.	Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	7 years
Computer software	3-5 years
Other	5-10 years

Expenditure on internally generated goodwill and brands is written off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included in the balance sheet caption ‘Intangible fixed assets’ and that on associates and joint ventures within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

PROVISIONAL ACCOUNTING POLICIES (continued)

7.	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note 20)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8.	Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Irrespective of any indications of impairment, intangible assets (excluding goodwill) with indefinite useful lives are tested annually for impairment by comparing their carrying value with their recoverable amount. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9.	Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on financial liabilities hedging net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the fair value reserve in equity unless the asset is the hedged item in a fair value hedge.

PROVISIONAL ACCOUNTING POLICIES (continued)

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of foreign operations are recognised directly in equity.

10.	Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairments. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7).

11.	Insurance

General insurance

General insurance comprises short-duration contracts and includes principally property and liability insurance contracts. Due to the nature of the products sold – retail based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

Premiums from general insurance contracts are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th’s basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are deferred over the period during which the premiums are unearned. The principal acquisition costs so deferred are commissions payable, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. The related reinsurance receivable is recognised at the same time.

Life assurance

The Group’s long-term assurance contracts include whole-life, term assurance, endowment assurances, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time. Contracts under which the Group does not accept significant insurance risk are classified as investment contracts.

The value placed on the Group’s long-term life assurance business, comprising those contracts that involve significant insurance risk together with the related assets, represents the present value of profits inherent in in-force policies. In calculating the value of in-force policies, future surpluses expected to emerge are estimated using appropriate assumptions as to future mortality, persistency and levels of expenses, which are then discounted at a risk-adjusted rate. Changes in this value, which is determined on a post-tax basis, are included in operating profit.

The Group has reinsurance treaties that transfer significant insurance risk. Within net assets, the reinsurance cash flows are recognised when they become payable. For most contracts this effectively spreads the cost of reinsurance over the life of the reinsured contracts.

12.	Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13.	Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held for trading; designated as fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as held-to-maturity investments only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of the selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit and loss are recognised at fair value with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated at fair value through profit or loss are recognised in profit or loss as they arise.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held for trading or designated as fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held for trading; designated at fair value through profit or loss; or loans and receivables are classified as available for sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Interest calculated using the effective interest rate (see note 4 above) is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

14.	Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivable or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15.	Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

16.	Sale and repurchase transactions

Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit where the Group retains substantially all the risks and rewards of ownership of the securities. Securities acquired in reverse sale and repurchase transactions are not recognised on the balance sheet and the purchase price is treated as a loan if the Group is not exposed to the risks and rewards of ownership.

17.	Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

18.	Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate. If the hedged item is an equity share, the adjustment remains in equity until the share is sold.

Cash flow hedge - where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

19.	Share-based payments

The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

20.	Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS ACCOUNTING POLICIES

UK GAAP	IFRS

(a) Goodwill

Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable,

Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

The carrying amount of goodwill in the Group’s opening IFRS balance sheet (as at 1 January 2004) was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

(b) Intangibles other than goodwill

Computer software development costs

Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £818 million were recognised on transition to IFRS.

Other intangibles

An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.

An intangible asset is recognised as an asset separately from goodwill if it is separable or it arises from contractual or other legal rights regardless of whether these rights are transferable or separable.

Core deposit intangibles of £268 million, mortgage servicing rights of £81 million, customer relationships of £162 million and other intangibles of £18 million were recognised in business combinations that took place in 2004.

(c) Leasing

Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.

Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.

IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.

Assets held on operating leases are depreciated on a straight-line basis.

(d) Dividends

Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

(e) Consolidation

UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

(f) Life assurance

To reflect the distinct nature of long-term assurance assets and liabilities attributable to policyholders, they are shown separately on the consolidated balance sheet; the results of life assurance business are presented as a single contribution to profit before tax.

Changes in embedded value determined on a post-tax basis are grossed up for inclusion in the income statement.

Assets, liabilities, income and expense of life assurance business are consolidated on a line-by-line basis.

Movements in embedded value are not grossed up i.e. they are included net of tax in profit before tax.

(g) Associates and joint ventures

An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.

(h) Property, plant and equipment

The Group’s freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.

The Group’s freehold and long leasehold property occupied for its own use is recorded at cost less depreciation.

The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).

(i) Investment property

Investment property is revalued annually to open market value and changes in market value reflected in the Statement of Total Recognised Gains and Losses.	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.

(j) Share-based payments

No expense is recognised for options over The Royal Bank of Scotland Group plc shares granted to employees.	The Group has applied IFRS 2 ‘Share-based Payment’ to grants of options over shares after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is expensed on a straight-line basis over the vesting period.

(k) Pensions

Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.

(l) Income tax

Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS

(m) Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(n) Financial instruments: financial liabilities

Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.

IAS 39 requires all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit or loss on initial recognition.

On implementation of IAS 39, no financial liabilities were designated at fair value through profit or loss.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(o) Liabilities and equity

Under UK GAAP all shares were classified as shareholders’ funds. An analysis of shareholders’ funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,192 million and £2,568 million of non-equity minority interests were reclassified as liabilities.

(p) Effective interest rate and lending fees

Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.

IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £708 million and financial liabilities increased by £224 million, deferred tax was reduced by £283 million and shareholder’s equity reduced by £649 million.

(q) Derivatives and hedging

Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(q) Derivatives and hedging (continued)

recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not clearly and closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Embedded derivatives are not bifurcated from the host contract.

(r) Loan impairment

Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value.

Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.

IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

(s) Offset

Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

For a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £104 billion.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(t) Insurance contracts

All contracts within the life assurance business are accounted for as insurance contracts and the obligations to policyholders presented as Long-term assurance liabilities attributable to policyholders.

The value placed on in-force policies includes future investment margins.

IFRS 4 requires life assurance products to be classified between insurance contracts and investment contracts. The latter are accounted for in accordance with IAS 39. Insurance contracts continue to be accounted for using the embedded value methodology.

The value of in-force policies excludes any amounts that reflect future investment margins.

(u) Linked presentation

FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(v) Extinguishment of liabilities

Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Tesco Personal Finance (TPF)

TPF is a business partnership with Tesco PLC. In the Group’s UK GAAP financial information, this company was treated as a subsidiary and fully consolidated. The Group has been in discussions with the Financial Reporting Review Panel (FRRP) about how this company should be accounted for under UK GAAP. The view of the FRRP is that TPF meets the UK GAAP definition of a joint venture and the Group should account for it using the gross equity method. Such a change in the treatment of TPF is not material in the context of the Group’s financial statements and has no effect on profit attributable to ordinary shareholders and earnings per ordinary share. In the discussion of divisional performance in the Group’s 2004 Operating and Financial Review, the effect is confined to the Retail Direct Division of which TPF forms part.

Under IFRS, TPF qualifies as a joint venture and the Group will account for it from 1 January 2004 using proportionate consolidation; the gross equity method is not available under IFRS. The table below illustrates the effect on the Group’s 2004 UK GAAP financial information of accounting for TPF using the gross equity method. Also shown is the effect on the Group’s

2004 financial information of incorporating TPF using proportionate consolidation (ignoring all other adjustments arising from the transition to IFRS).

Summary profit and loss account	Year ended 31 December 2004
	Per the Group’s statutory accounts £m	Including TPF using the equity method £m	Including TPF using proportionate consolidation £m
Net interest income	9,208	9,069	9,138
Non-interest income	13,546	13,376	13,408

Total income	22,754	22,445	22,546

Operating expenses	10,846	10,699	10,772
Operating profit before provisions	8,428	8,266	8,294
Provisions	1,511	1,456	1,484
Profit on ordinary activities before tax	6,917	6,810	6,810
Tax on profit on ordinary activities	2,155	2,125	2,125
Minority interests (including non-equity)	250	173	173
Profit attributable to ordinary shareholders	4,256	4,256	4,256
Retained profit	2,419	2,419	2,419
Basic earnings per ordinary share	138.0p	138.0p	138.0p
Adjusted earnings per ordinary share	172.5p	172.5p	172.5p

Tesco Personal Finance (TPF) (continued)

Summary balance sheet	31 December 2004
	Per the Group’s statutory accounts £m	Including TPF using the equity method £m	Including TPF using proportionate consolidation £m
Loans and advances to customers	345,469	342,790	344,129
Other assets	22,255	22,486	22,255

Total assets	583,467	581,077	582,105

Customer accounts	285,062	283,032	284,047
Minority interests	3,829	3,494	3,495

Total liabilities	583,467	581,077	582,105

SPECIAL PURPOSE AUDIT REPORT TO THE BOARD OF DIRECTORS OF THE ROYAL BANK OF SCOTLAND GROUP PLC ON THE PRELIMINARY COMPARATIVE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

We have audited the accompanying preliminary consolidated IFRS balance sheet of The Royal Bank of Scotland Group plc (“the Company”) and its subsidiaries (together “the Group”) as at 31 December 2004 and the preliminary summary consolidated IFRS income statement for the year ended 31 December 2004, the opening balance sheets as at 1 January 2004 and 1 January 2005, the Analysis of IFRS adjustments and the related Notes set out on pages 9, 11, 13, 33, 35, 37, 39, 40 and 44 to 46 of the IFRS Transition Report (“the preliminary comparative IFRS financial information”).

This report has been prepared for, and only for, the Company for the purpose of assisting with the Group’s transition to IFRS and for no other purpose. Our audit work was undertaken so that we might state to the Company’s board of directors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for ensuring that the Group maintains proper accounting records and for the preparation of the preliminary comparative IFRS financial information on the basis set out in the Bases of Preparation section on page 49, which describes how IFRS will be applied, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Group prepares its first complete set of IFRS financial statements for the year ending 31 December 2005.

Our responsibility is to audit the preliminary IFRS financial information in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the preliminary IFRS financial information is prepared, in all material respects, on the basis set out in the Bases of Preparation section. We read the other information contained in the IFRS Transition Report and consider its implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary comparative IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the preliminary comparative IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the preliminary comparative IFRS financial information and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the preliminary comparative IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that the Bases of Preparation section on page 49 explains why there is a possibility that the preliminary comparative IFRS financial information may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a true and fair presentation of the Group’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the preliminary comparative IFRS financial information has been prepared, in all material respects, in accordance with the basis set out in the Bases of Preparation section on page 49, which describes how IFRS will be applied, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when Group prepares the first complete set of IFRS financial statements as at 31 December 2005.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

7 June 2005

SPECIAL PURPOSE REVIEW REPORT TO THE BOARD OF DIRECTORS OF THE ROYAL BANK OF SCOTLAND GROUP PLC ON THE PRELIMINARY COMPARATIVE FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

We have reviewed the accompanying preliminary IFRS consolidated financial information of The Royal Bank of Scotland Group plc (the Company”) and its subsidiaries (together “the Group”) for the six months ended 30 June 2004 which comprises the summary consolidated income statement, the consolidated balance sheet, the divisional performance disclosures, the Analysis of IFRS Adjustments and the related Notes set out on pages 10, 12, 14 to 32, 34, 36, 38 and 40 of the IFRS Transition Report (“the preliminary half year comparative IFRS financial information”).

Responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of the preliminary half year comparative IFRS financial information on the basis set out in the Bases of Preparation section on page 49, which describes how IFRS will be applied, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Group prepares its first complete set of IFRS financial statements for the year ending 31 December 2005.

Our responsibility is to report our conclusion on the preliminary half year comparative IFRS financial information based on our review. This report has been prepared for, and only for, the Company for the purpose of assisting with the Group’s transition to IFRS and for no other purpose. Our review work was undertaken so that we might state to the Company’s board of directors those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the board of directors for our review work, for this report, or for the conclusions we have formed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the preliminary half year IFRS financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the preliminary half year comparative IFRS financial information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that the Bases of Preparation section on page 49 explains why there is a possibility that the preliminary comparative IFRS financial information may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a true and fair presentation of the Company’s and the Group’s financial position, results of operations and cash flows in accordance with IFRS

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary half year comparative IFRS financial information for the six months ended 30 June 2004 which has been prepared in accordance with the basis set out in the Bases of Preparation section on page 49.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

7 June 2005

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESTATEMENTS

During the first half of 2005, the following businesses were transferred between divisions:

i.	The corporate and institutional businesses of The Royal Bank of Scotland International offshore were moved from Wealth Management to Corporate Banking and Financial Markets.

ii.	Manufacturing now supports certain offshore businesses of Wealth Management.

iii.	The cards businesses in the US comprising the credit card business acquired from People’s Bank and Lynk have been transferred from Retail Direct to Citizens.

iv.	The Primeline business has been transferred from Retail Direct to Retail Banking.

During the second half of 2004, certain activities were transferred from Ulster Bank to Manufacturing.

Divisional results for 2004 have been restated to reflect these changes which do not effect the Group’s results.

With effect from 1 January 2005, the basis of internal funds transfer pricing between Group Centre and divisions for certain activities was refined. Prior year figures have been restated to reflect this change which affects Retail Banking, Retail Direct, Wealth Management and the Centre.

	Figures under UK GAAP
Year ended 31 December 2004	Previously reported £m	Transfer of businesses £m	Re-allocation of pension costs £m	Restated £m
Corporate Banking and Financial Markets
- Net interest income	2,545	81	—	2,626
- Non-interest income	4,964	79	—	5,043
- Staff costs	1,642	22	44	1,708
- Other costs	412	9	—	421
Contribution	4,265	129	(44)	4,350

Retail Banking
- Net interest income	3,112	11	—	3,123
- Non-interest income	1,630	27	—	1,657
- Staff costs	834	1	75	910
- Other costs	240	21	—	261
Contribution	3,279	16	(75)	3,220

Retail Direct
- Net interest income	938	(87)	—	851
- Non-interest income	1,191	(57)	—	1,134
- Staff costs	259	(26)	14	247
- Other costs	453	(19)	—	434
- Provisions	377	(37)	—	340
Contribution	1,040	(62)	(14)	964

Manufacturing
- Staff costs	794	26	50	870
- Other costs	1,645	31	—	1,676
Contribution	(2,439)	(57)	(50)	(2,546)

Wealth Management
- Net interest income	497	(94)	—	403
- Non-interest income	451	(81)	—	370
- Staff costs	299	(44)	7	262
- Other costs	164	(45)	—	119
- Provisions	17	1	—	18
Contribution	468	(87)	(7)	374

Ulster Bank
- Staff costs	158	1	17	176
- Other costs	77	—	—	77
Contribution	468	(1)	(17)	450

Citizens
- Net interest income	1,540	54	—	1,594
- Non-interest income	601	51	—	652
- Staff costs	551	21	—	572
- Other costs	473	23	—	496
- Provisions	80	37	—	117
Contribution	1,037	24	—	1,061

Centre
- Funding costs	284	(17)	—	267
- Department costs	595	(21)	(207)	367
Contribution	(879)	38	207	(634)

Group profit is unaffected by these changes.

	Figures under UK GAAP
Half year ended 30 June 2004	Previously reported £m	Transfer of businesses £m	Re-allocation of pension costs £m	Restated £m
Corporate Banking and Financial Markets
- Net interest income	1,228	40	—	1,268
- Non-interest income	2,454	37	—	2,491
- Staff costs	813	11	22	846
- Other costs	210	4	—	214
Contribution	2,041	62	(22)	2,081

Retail Banking
- Net interest income	1,514	6	—	1,520
- Non-interest income	817	12	—	829
- Staff costs	403	—	37	440
- Other costs	100	10	—	110
Contribution	1,642	8	(37)	1,613

Retail Direct
- Net interest income	453	(38)	—	415
- Non-interest income	544	(14)	—	530
- Staff costs	120	(6)	7	121
- Other costs	225	(5)	—	220
- Provisions	172	(15)	—	157
Contribution	480	(26)	(7)	447

Manufacturing
- Staff costs	377	31	24	432
- Other costs	745	50	—	795
Contribution	(1,122)	(81)	(24)	(1,227)

Wealth Management
- Net interest income	243	(46)	—	197
- Non-interest income	210	(37)	—	173
- Staff costs	141	(22)	4	123
- Other costs	79	(22)	—	57
Contribution	231	(39)	(4)	188

Ulster Bank
- Staff costs	95	(18)	9	86
- Other costs	68	(33)	—	35
Contribution	170	51	(9)	212

Citizens
- Net interest income	645	21	—	666
- Non-interest income	244	11	—	255
- Staff costs	242	4	—	246
- Other costs	184	6	—	190
- Provisions	40	15	—	55
Contribution	423	7	—	430

Centre
- Funding costs	122	(9)	—	113
- Department costs	287	(9)	(103)	175
Contribution	(409)	18	103	(288)

Group profit is unaffected by these changes.

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1916
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1915
07796 274968

8 June 2005

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 June 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat